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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

________________________________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2015

Commission File Number: 001-33841

VULCAN MATERIALS COMPANY

CONSTRUCTION MATERIALS DIVISIONS

HOURLY EMPLOYEES SAVINGS PLAN

(Full title of the Plan)

VULCAN MATERIALS COMPANY

(Name of issuer of the securities held pursuant to the Plan)

1200 Urban Center Drive
Birmingham, Alabama 35242

(205) 298-3000
(Address of issuer’s principal executive offices and address of the Plan)

Vulcan Materials Company

Construction Materials Divisions Hourly Employees Savings Plan

Financial Statements as of December 31, 2015 and 2014,

and for the Year Ended December 31, 2015.

Supplemental Schedule as of December 31, 2015,

and Report of Independent Registered Public Accounting Firm.

VULCAN MATERIALS COMPANY

CONSTRUCTION MATERIALS DIVISIONS

HOURLY EMPLOYEES SAVINGS PLAN

TABLE OF CONTENTS

		Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014		2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015		3
Notes to Financial Statements as of December 31, 2015 and 2014, and for the Year Ended December 31, 2015		4
SUPPLEMENTAL SCHEDULE		13
Form 5500, Schedule H, Part IV, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2015		14
Note:

All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted due to the absence of conditions under which they are required.

SIGNATURES		15
EXHIBIT
23(a)	Consent of Independent Registered Public Accounting Firm	Exhibit 23(a)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Vulcan Materials Company Construction Materials

Divisions Hourly Employee Savings Plan

Birmingham, Alabama

We have audited the accompanying statements of net assets available for benefits of Vulcan Materials Company Construction Materials Divisions Hourly Employees Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Birmingham, Alabama

June 21, 2016

VULCAN MATERIALS COMPANY

CONSTRUCTION MATERIALS DIVISIONS

HOURLY EMPLOYEES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014

ASSETS:
Investments in Vulcan Materials Company Retirement Savings
Trust, at fair value	$77,183,159	$77,883,219

Investments in Vulcan Materials Company Retirement Savings
Trust, at contract value (see Note 3)	23,078,014	23,378,228

Notes receivable from participants	7,973,111	8,439,280

NET ASSETS AVAILABLE FOR BENEFITS	$108,234,284	$109,700,727

See notes to financial statements.

VULCAN MATERIALS COMPANY

CONSTRUCTION MATERIALS DIVISIONS

HOURLY EMPLOYEES SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

ADDITIONS TO NET ASSETS:
Investment income for interest in
Vulcan Materials Company Retirement Savings Trust	$4,104,961

Interest income on notes receivable from participants	319,030

Contributions:
Participants	5,817,113
Employer	2,517,344

Total contributions	8,334,457

Total additions to net assets	12,758,448

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	11,883,043
Administrative expenses	351,573

Total deductions from net assets	12,234,616

Increase in net assets before Plan transfers	523,832

Net transfers of participants' investment
to other Vulcan Materials Company Plans	(1,990,275)

DECREASE IN NET ASSETS	(1,466,443)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	109,700,727

End of year	$108,234,284

See notes to financial statements.

VULCAN MATERIALS COMPANY

CONSTRUCTION MATERIALS DIVISIONS

HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

NOTE 1: DESCRIPTION OF THE PLAN

GENERAL

The Vulcan Materials Company Construction Materials Divisions Hourly Employees Savings Plan (Plan), a defined contribution employee benefit plan established effective October 1, 1983, and most recently restated effective January 1, 2012, provides for accumulation of savings for qualifying nonunion hourly employees of Vulcan Materials Company (Company) that were hired prior to July 15, 2007.

The Company has designated a portion of the Plan consisting of the Company’s common stock fund as an Employee Stock Ownership Plan (ESOP). The ESOP fund allows a participant to elect to have the dividends on Vulcan Materials Company common stock reinvested in the Company’s common stock or paid to the participant in cash.

A participant may transfer between the Company’s two defined contribution employee benefit plans (as defined in the Plan).  Both plans participate in the Vulcan Materials Company Retirement Savings Trust (Master Trust). When a participant transfers, the net assets of the participant’s account will be transferred to the other plan. For the years ended December 31, 2015 and 2014, there were no material transfers to or from the Plan.

All assets of the Plan are held by The Northern Trust Company of Chicago, Illinois (Trustee). Aon Hewitt (Recordkeeper) is the recordkeeper for the Plan.

Participation and Vesting

Effective July 15, 2007, no newly hired individual will become a participant in the Plan unless he or she is in a participating union (as defined in the Plan). Employees hired on or after July 15, 2007, are eligible for participation in the Vulcan 401(k) Plan. Former participants who are reemployed after a break in service no greater than one year may reenter the Plan. Participants are fully vested in all contributions at all times.

Contributions

The Plan is funded through contributions by participants and the Company. The Plan provides for two types of employee contributions to the Plan: pay conversion contributions (pretax contributions) and after-tax contributions. An employee may designate multiples of 1% (ranging from 1% to 35%) of earnings as either pretax contributions, after-tax contributions, or any combination of the two. Contributions are subject to certain Internal Revenue Code (IRC) limitations. Participants may also contribute amounts representing distributions from other qualified plans.

The Company expects to make matching contributions to match a portion of an employee’s contribution (whether pretax, after-tax, or both) ranging from 0% to 100% of that contribution based on the participant’s years of service, not to exceed 4% of the employee’s earnings.

INVESTMENT OPTIONS

Participants may invest in 17 separate investment funds of the Plan in proportions elected by the participant. The Company’s matching contributions are invested in the Company stock fund, which invests primarily in the Company’s common stock and are available for immediate reallocation by the participant.

Participant Accounts

Separate accounts are maintained for each participant for matched, unmatched, and Company contributions and accumulated earnings thereon. Additionally, subaccounts are maintained for matched and unmatched accounts for the portion of each account that is attributable to pretax contributions and the portion attributable to after-tax contributions. Earnings (losses) are allocated to each participant’s account in the ratio of the participant’s account balance to total participants’ account balances. Distributions and withdrawals are charged to participant accounts.

Benefits paid to Participants

A participant’s total account is distributed upon retirement, disability, death, or termination of employment, unless the account value is greater than $1,000, in which case the participant may defer distribution until age 70-1/2.

Prior to a termination of employment, a participant may withdraw any amount up to the value of his or her entire account subject to certain restrictions (as defined in the Plan). However, no portion of an actively employed participant’s pretax contribution account may be distributed to him or her before age 59-1/2, unless the Administrative Committee, which consists of at least three members appointed by the Chief Executive Officer of the Company, approves a “hardship” withdrawal (as defined in the Plan).

notes receivable from participants

A participant may apply for a loan at any time provided that the participant is receiving compensation from which payroll deductions can be made. The amount of the loan cannot exceed the lesser of 50% of the participant’s total account, less the outstanding balance of all existing loans, or $50,000, reduced by the highest outstanding balance of existing loans during the 12 months preceding the effective date of such loan. Additionally, in no event will a participant be permitted to have more than three loans outstanding at a time.

A loan is considered a note receivable of the Plan. The participant’s account will be reduced by the amount of the loan. Any repayment made will be allocated to the participant’s account in accordance with his or her current investment direction. Loans must be repaid in monthly installments through payroll deductions within 60 months. The annual interest rate for a loan is determined by adding 1% to the Wall Street Journal Prime Rate or as otherwise determined by the Administrative Committee at the time the application for the loan is made. The rate may not exceed the maximum rate for such loans permitted by law. The average rate of interest on loans approximated 4.3% as of December 31, 2015 and 2014.

Reclassifications

As a result of adopting Accounting Standards Update (ASU) 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965),” certain items previously reported in specific financial statement captions have been reclassified to conform to the 2015 presentation (see Note 9 for further discussion).  Master Trust investment assets previously reported in Notes 4 and 5 included the combined investments of our defined contribution plans and our defined benefit plans. As these investments are in two separate Master Trusts, the notes herein reflect the investment assets of our defined contribution plans only.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (generally accepted accounting principles or GAAP).

Valuation of Investments and Income Recognition

The Plan’s investments in the Master Trust (established by the Company and administered by the Trustee)  have been determined based on the fair values, net asset values and contract values of the underlying investments of the Master Trust, as described in Note 5.

Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in securities traded on national and over-the-counter exchanges are valued at the closing bid price of the security as of the last trading day of the year.

Investments in common/collective-trust funds are stated at net asset value as determined by the issuer of the funds based on the underlying investments. The stable value fund is stated at contract value which is principal plus accrued interest, the value at which participants ordinarily transact (see Note 3).

Security transactions are recorded on the trade date. Distributions of common stock, if any, to participants are recorded at the market value of such stock at the time of distribution. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Investment manager fees are netted against Plan investment income and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Expenses incurred in connection with the transfer of securities, such as brokerage commissions and transfer taxes, are added to the cost of such securities or deducted from the proceeds thereof.

Use of Estimates and Risks and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Master Trust invests in various securities including corporate stocks, a stable value fund, other domestic equities,  short-term investments,  and interest in common/collective-trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no excess contributions payable at December 31, 2015 or 2014.

Payment of Benefits

Benefits are recorded when paid. There were no participants who elected to withdraw from the Plan that had not been paid at December 31, 2015 or 2014.

Administrative Expenses

All reasonable expenses for administration of the Plan may be paid out of the Plan’s trust unless paid by the Company. For the year ended December 31, 2015, participants were assessed a flat fee of $7.50 per month to cover administrative expenses.

NOTE 3: STABLE VALUE FUND — SYNTHETIC GUARANTEED INVESTMENT CONTRACT

The Master Trust contains a self-managed stable value investment option (Fund or Synthetic Guaranteed Investment Contract) that meets the criteria of a fully benefit-responsive investment contract and is therefore reported at contract value. This investment simulates the performance of a guaranteed investment contract (GIC), whereby participants execute transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The Fund is comprised of a portfolio of bonds and other fixed income securities and an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the Fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrapper contract.

Limitations on the Ability of the Synthetic Guaranteed Investment Contract to Transact at Contract Value

Certain events may limit the ability of the Fund to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

a.	A failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA
b.	Any communication given to participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund
c.	Any transfer of assets from the Fund directly into a competing investment option
d.	The establishment of a defined contribution plan that competes for employee contributions
e.	Complete or partial termination of a Company sponsored plan or merger of plans

The wrapper contract contains provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include: any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrapper issuer; any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow; and employer-initiated transactions as described above.

In the event that the wrapper contract fails to perform as intended, the Fund’s net asset value may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to the wrapper contract is dependent on the third-party issuer’s ability to meet its financial obligations. The wrapper issuer’s ability to meet its contractual obligations under the wrapper contract may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable net asset value if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of wrapper issuers. The Fund may lose the benefit of wrapper contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Company management believes that the occurrence of events that may limit the ability of the Fund to transact at contract value is not probable.

NOTE 4:  INTEREST IN MASTER TRUST

The Plan’s investment assets are held in a trust account by the Trustee. Use of the Master Trust permits the commingling of investment assets of the Company’s two defined contribution plans. The Plan has interests in certain assets held in the Master Trust. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans.

The investments in the Master Trust at December 31, 2015 and 2014 are summarized as follows:

	2015	2014

Vulcan Materials Company common stock	$167,647,122	$133,580,924
Other domestic equities	425,888	555,899
Short-term investments	42,894,163	40,990,252
Interest in common/collective-trusts	508,122,392	497,242,341
Stable value fund (Synthetic GIC)	23,078,014	23,378,228

Total investments	$742,167,579	$695,747,644

Percentage of Plan's investments in the
Master Trust's investments	13.5%	14.5%

The total investment income of the Master Trust for the year ended December 31, 2015 is summarized as follows:

Interest (1)	$819,296
Dividends	686,401
Other income	0
Net investment appreciation	53,337,434

Total	$54,843,131

(1)	Excludes interest income on notes receivable from participants.

NOTE 5: FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan classifies its investments into a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 — Quoted prices in active markets for identical assets or liabilities

Level 2 — Inputs that are derived principally from or corroborated by observable market data

Level 3 — Inputs that are unobservable and significant to the overall fair value measurement

Investment assets measured using either the net asset value (NAV) per share practical expedient or contract value are not categorized in the fair value hierarchy.

The following tables set forth, by Level within the fair value hierarchy, the Master Trust’s investment assets at fair value:

	As of December 31, 2015
	Total	Level 1	Level 2	Level 3

Vulcan Materials Company common stock	$167,647,122	$167,647,122	$0	$0
Other domestic equities	425,888	425,888	0	0
Short-term investments	42,894,163	0	42,894,163	0

Investments in the fair value hierarchy	$210,967,173	$168,073,010	$42,894,163	$0

Interest in common/collective trusts (at NAV)	508,122,392
Stable value fund (Synthetic GIC at contract value)	23,078,014

Total investment assets	$742,167,579

	As of December 31, 2014
	Total	Level 1	Level 2	Level 3

Vulcan Materials Company common stock	$133,580,924	$133,580,924	$0	$0
Other domestic equities	555,899	555,899	0	0
Short-term investments	40,990,252	0	40,990,252	0

Investments in the fair value hierarchy	$175,127,075	$134,136,823	$40,990,252	$0

Interest in common/collective trusts (at NAV)	497,242,341
Stable value fund (Synthetic GIC at contract value)	23,378,228

Total investment assets	$695,747,644

Asset Valuation Techniques

The following methods and assumptions were used to estimate the values of the Master Trust’s investments.  As a result of adopting ASU 2015-12,  the stable value fund (Synthetic GIC) is presented at contract value. Other than this exception, there have been no changes in the methodologies used at December 31, 2015 and 2014.

Vulcan Materials Company Common Stock — The fair value of Vulcan Materials common stock is based on the quoted market price.

Other Domestic Equities — These investments include common stock, preferred stock and other equity investments. Fair value is based on quoted market prices.

Short-term Investments — These investments include various publicly-traded money market funds that are valued based on quoted market prices. It also includes short-term investment funds. The fair value of these investments is calculated by valuing the underlying assets using inputs that are corroborated by observable market data.

Common/Collective Trust Funds —  Investments are valued at the net asset value of units of a bank collective trust. The net asset value as provided by the Trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probably that the fund will sell the investment for an amount different than the reported net asset value. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the collective trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Stable Value Fund — The stable value fund is measured at contract value as described in Note 3.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

Net Asset Value Per Share

The following tables set forth information related to investment assets held by the Master Trust for which fair value is measured using net asset value per share as a practical expedient:

	As of December 31, 2015
		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period

Interest in common/collective trusts	$508,122,392	N/A	Daily	None

Total	$508,122,392

	As of December 31, 2014
		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period

Interest in common/collective trusts	$497,242,341	N/A	Daily	None

Total	$497,242,341

The Master Trust’s investment assets include interest in various common/collective-trust funds. These common/collective-trust funds seek capital growth and income over the long-term by managing key risks that investors face over time, such as shortfall, longevity, volatility and inflation. The underlying funds may invest in a wide variety of asset classes, including equity and fixed-income securities. The investment objective of each common/collective trust fund is to approximate as closely as practicable, before expenses, the performance of a benchmark index over the long-term, while providing participants the ability to purchase and redeem units on a daily basis.

NOTE 6: PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Employee Retirement Income Security Act.

NOTE 7: FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company (by letter dated February 19, 2014) that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and the related trust are tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by the Internal Revenue Service; however, there are currently no audits for any tax periods in progress. The Plan’s management believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE 8: EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2015 and 2014, the Master Trust held 1,724,173 and 1,973,311 shares, respectively, of common stock of the Company with a cost basis of $116,602,257 and $102,314,039, respectively. During the year ended December 31, 2015, the Master Trust recorded dividend income of $686,401 attributable to its investment in the Company’s common stock.

NOTE 9: NEW ACCOUNTING STANDARDS

ACCOUNTING STANDARDS RECENTLY ADOPTED

NET ASSET VALUE PER SHARE INVESTMENTS As of the annual period ended December 31, 2015, we adopted ASU 2015-07, “Disclosures for Investment in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent).” This ASU is retrospectively applied to the earliest period presented in the notes to the financial statements. Under ASU 2015-07, the requirement to categorize investments within the fair value hierarchy when their fair value is measured using the net asset value per share practical expedient was removed (see Note 5).

BENEFIT PLAN ACCOUNTING As of the annual period ended December 31, 2015, we adopted ASU 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965),” a three-part standard that provides guidance on certain aspects of the accounting by employee benefit plans. Part 1 of this ASU designates contract value as the only required measure for fully benefit-responsive investment contracts, and accordingly removes the requirement to reconcile their contract value to fair value. Part II simplifies the plan investment disclosure requirements under Topics 960, 962, and 965 for employee benefit plans. Part III provides a practical expedient to permit employee benefit plans to measure investments and investment-related accounts as of the month-end that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month end, while requiring additional disclosures. This ASU is retrospectively applied to the beginning of the earliest period presented in the financial statements. The impact of this standard is limited to our financial statement presentation and our disclosures related to fully benefit-responsive contracts (Part 1).

SUPPLEMENTAL SCHEDULE

VULCAN MATERIALS COMPANY

CONSTRUCTION MATERIALS DIVISIONS

HOURLY EMPLOYEES SAVINGS PLAN

Employer ID No: 63-0366371

Plan No: 050

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015

(c) Description of Investment, Including
(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e) Current
(a) Lessor, or Similar Party	Collateral, and Par or Maturity Value	(d) Cost	Value

* Various Plan participants	Participant loans at an average interest rate
	of 4.3% maturing in 1 to 60 months	**	$7,973,111

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VULCAN MATERIALS COMPANY

CONSTRUCTION MATERIALS DIVISIONS

HOURLY EMPLOYEES SAVINGS PLAN

 /s/ Charles D. Lockhart

     Charles D. Lockhart

     Chairman of the Administrative Committee

Date:  June 21, 2016